

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2011

Anthony M. Servidio
Chief Executive Officer
Juma Technology Corp.
154 Toledo Street
Farmingdale, NY 11735

> **Re: Juma Technology Corp.**
> **Form 10-K**
> **Filed March 29, 2010**
> **File No. 000-51058**

Dear Mr. Servidio:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        /s/ Paul Fischer for
                                        Larry Spirgel
                                        Assistant Director